Exhibit 99.1

Concord Medical Reports Third Quarter 2012 Financial Results

BEIJING, Nov. 21, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today reported its unaudited consolidated financial results for the third quarter ended September 30, 2012.

For the third quarter of 2012, the Company consolidated the financial results of Chang’an Hospital, in which the Company had acquired a 52% equity interest. In order to properly reflect the different business units, the Company has changed its reporting structure and will now report its financial results under two reporting segments, namely, the network business, which includes the financial results in connection with the management services provided for the 134 centers nationwide, and the hospital business, which reflects the financial results of Chang’an Hospital.

In addition, the Company engaged an appraisal firm to conduct an appraisal on the purchase price allocation in connection with the Chang’an Hospital acquisition. The preliminary results of the appraisal work have been reflected in the unaudited consolidated financial statements. The appraisal results are expected to be finalized by the end of the fiscal year and the preliminary appraisal results are thus subject to changes.

Third Quarter 2012 Highlights

Total net revenues were RMB206.1 million ($32.8 million)(a), a 65.2% increase from the third quarter of 2011. Total revenues for the third quarter of 2012 consisted of:

•

Net revenues from the network business in the amount of RMB114.3 million ($18.2 million), an 8.3% decrease from the third quarter of 2011. Net revenues from the network business consisted primarily of net revenues from lease and management services in the amount of RMB103.6 million ($16.5 million), a 3.2% decrease from the third quarter of 2011. The decrease was mainly due to the exclusion of management fees from Chang’an Hospital and the closing of one center during the third quarter of 2012 upon the expiration of its service agreement; and

•	Net revenues from Chang’an Hospital in the amount of RMB91.7 million ($14.6 million).

Cost of revenue was RMB121.4 million ($19.3 million) for the third quarter of 2012, as compared to RMB41.8 million for the third quarter of 2011. The increase was mainly due to the consolidation of the financial results of Chang’an Hospital, which had a lower gross profit margin compared to the network business.

Gross profit was RMB84.7 million ($13.5 million) for the third quarter of 2012, representing a 2.1% increase from the third quarter of 2011. The gross profit margin for the third quarter of 2012 was 41.1%. Gross profit for the third quarter of 2012 consisted of:

•	gross profit from the network business in the amount of RMB70.0 million ($11.1 million), representing a gross profit margin of 61.3%; and

•	gross profit from the hospital business in the amount of RMB14.6 million ($2.3 million), representing a gross profit margin of 15.9%.

Operating expenses were RMB29.7 million ($4.7 million) for the third quarter of 2012, as compared to RMB25.0 million for the third quarter of 2011.

Operating income was RMB55.0 million ($8.8 million) for the third quarter of 2012, as compared to RMB57.9 million for the third quarter of 2011.

Income tax expense was RMB12.9 million ($2.1 million) for the third quarter of 2012, representing a 22.4% decrease from RMB16.6 million for the third quarter of 2011. The effective tax rate for the third quarter of 2012 was 24.7% as compared to 30.3% for the third quarter 2011, reflecting the lower effective tax rate of Chang’an Hospital.

Net income was RMB39.5 million ($6.3 million) for the third quarter of 2012, representing a 3.0% increase from the third quarter of 2011. The net profit margin in the third quarter of 2012 was 19.2%, as compared to 30.7% for the third quarter of 2011.

Basic and diluted earnings per American depositary share (“ADS”) for the third quarter of 2012 were both RMB0.82 ($0.13), as compared to RMB0.81 for the third quarter of 2011. Each ADS represents three ordinary shares.

Non-GAAP net income(b) was RMB41.8 million ($6.6 million) for the third quarter of 2012, representing a 3.0% increase from the third quarter of 2011. Non-GAAP basic and diluted earnings per ADS were both RMB0.87 ($0.14) for the third quarter of 2012.

Adjusted EBITDA(c) (non-GAAP) was RMB101.1 million ($16.1 million) for the third quarter of 2012, representing a 8.7% increase from the third quarter of 2011.

As of September 30, 2012, the Company had RMB294.1 million ($46.8 million) in cash and RMB57.7 million ($9.2 million) in current portion of restricted cash.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated,

“We are very glad to welcome Chang’an Hospital into the CCM family. CCM has become the only US-listed Chinese healthcare service company that owns a general hospital with nearly 1,000 patient beds. The over 1,000 team members of Chang’an Hospital have worked very hard to build the hospital into one of the leading private hospitals in China. Chang’an Hospital celebrated its ten-year anniversary in September 2012. We are confident that it will see continued growth during the next decade.”

“The Company’s network business was stable in this quarter,” Mr. Yang continued. “Since the beginning of 2012, we have been focusing on improving the operating efficiency of the existing centers and enhancing the performance of the new centers in the network. The initiative is starting to bear results. The cost structure has been stabilized and new centers are making significant contribution to both our top and bottom lines.”

“We are very glad to see the positive developments in China’s healthcare system,” Mr. Yang continued. “The high demand for quality healthcare services is translating into solid results in our network and hospital businesses. We expect the growth momentum to continue strongly in the future.”

Recent Developments

Guangzhou Specialty Hospital construction — The Company has received approval for the land use right for the designated site of the Guangzhou Specialty Hospital in Guangzhou and made the relevant payments subsequent to end of the third quarter. The hospital is now under the design stage and construction is expected to commence during the second half of 2013.

Framework agreement with Beijing International Medical Center (“BIMC”) to establish a cancer specialty hospital — The Company entered into a framework agreement with BIMC to establish a cancer specialty hospital in BIMC. BIMC is expected to be developed into a world-class healthcare service industry park over the next decade. Under the agreement, the caner specialty hospital, as part of BIMC, is expected to be wholly owned by the Company. The hospital plans to provide comprehensive high-end cancer therapies, including surgery, chemotherapy, radiotherapy and gene therapy, to cancer patients. The Company has agreed to provide management support, treatment, technology and research to the hospital, including protocols and clinical practice guidelines, by collaborating with top-notch cancer institutions around the world. The Company plans to begin design stage of the hospital and other early-stage works soon.

Share repurchase program — On October 9, 2012, the Company announced that its board of directors has approved the extension of its current share repurchase program which was approved by the board of directors on September 30, 2011. Through November 15, 2012, the Company has repurchased 2,162,903 ADSs, representing 6,488,709 ordinary shares, in the open market, for a total consideration of $7,512,467 (including commissions) under the share repurchase program.

Third quarter 2012 results by segment

Total net revenues consist of net revenues generated from the network business and hospital business.

Network business

The Company added two radiotherapy and diagnostic imaging centers in the third quarter of 2012 and closed one center upon the expiration of its contract, bringing the total number of centers in operation to 134 in 53 cities in China as of September 30, 2012. As of the same date, the Company had entered into agreements to establish 36 additional centers.

Net revenues from the network business were RMB114.3 million ($18.2 million) for the third quarter of 2012, representing a decrease of 8.3% from the third quarter of 2011, primarily due to the exclusion of management fee from Chang’an Hospital and the closing of one center upon the expiration of its contract during the third quarter of 2012.

Gross profit margin of the network business was 61.3% for the third quarter of 2012, as compared to 66.5% for the third quarter of 2011. The lower gross profit margin was primarily due to exclusion of Chang’an Hospital management fee from the network business revenues.

Capital expenditure of the network business was RMB131.4 million ($20.9 million) for the third quarter of 2012.

Accounts receivable from the network business was RMB174.4 million ($27.8 million) as of September 30, 2012, as compared to RMB244.2 million as of December 31, 2011. The average period of sales outstanding for accounts receivable (also known as days sales outstanding) was 167 days for the third quarter of 2012, as compared to 159 days for the second quarter of 2012.

As of September 30, 2012, the Company had bank credit lines of RMB941.0 million ($149.7 million), of which RMB456.6 million ($72.7 million) was utilized.

During the third quarter of 2012, the Company handled 10,632 patient treatment cases and 73,922 patient diagnostic cases, representing 18.9% and 47.9% increases from the third quarter of 2011, respectively.

Hospital business

Net revenues from the hospital business were RMB91.7 million ($14.6 million) for the third quarter of 2012, which consisted of:

•	outpatient revenues of RMB18.3 million ($2.9 million), representing 20% of the net revenues from the hospital business;

•	inpatient revenues of RMB30.7 million ($4.9 million), representing 33% of the net revenues from the hospital business; and

•	pharmacy revenues of 42.8 million ($6.8 million), representing 47% of the net revenues from the hospital business.

Cost of service for the hospital business for the third quarter of 2012 was RMB77.1 million ($12.3 million).

Gross profit margin of the hospital business was 15.9% for the third quarter of 2012.

As of September 30, 2012, Chang’an Hospital had accounts receivable of RMB37.2 million ($5.9 million), representing days sales outstanding of 34 days. The accounts receivable was mainly from medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis. The Company considers the collection risk to be low.

Based on the preliminary purchasing price allocation (the “PPA”) results, we have identified intangible assets as well as prepaid land lease payments valued at RMB184.8 million ($29.4 million). The intangible assets include information system, healthcare qualification and oncology operation licenses. The resulting amortization expense in the third quarter of RMB4.3 million ($0.7 million) was included in Chang’an Hospital’s cost of revenue and operating expenses. The PPA results are subject to changes.

Chang’an Hospital received 121,092 outpatients and 7,309 inpatients for the third quarter of 2012. The average bed utilization for the quarter was 93%. The average days of hospital stay was 10.2 days per patient for the quarter. Chang’an Hospital operated 978 beds as of September 30, 2012.

Chang’an Hospital is a leading private-owned, general service, for-profit hospital, located in Xi’an, Shaanxi Province. Established in 2002, Chang’an Hospital had 51 departments with over 1,000 medical and non-medical staff as of September 30, 2012. The total number of hospital beds reached 978 in the third quarter 2012.

Results for the nine months ended September 30, 2012

Net revenues were RMB449.3 million ($71.5 million) for the nine months ended September 30, 2012, representing a 33.7% increase from the nine months ended September 30, 2011.

Cost of revenues was RMB208.5 million ($33.2 million) for the nine months ended September 30, 2012, representing a 81.9% increase from the nine months ended September 30, 2011, which was primarily due to the consolidation of the financial results of Chang’an Hospital in the third quarter of 2012.

Gross profit margin was 53.6% for the nine months ended September 30, 2012, compared with 65.9% for the nine months ended September 30, 2011. The decrease in gross profit margin was primarily due to the consolidation of the financial results of Chang’an Hospital in the third quarter of 2012, as gross profit margin for the hospital business was lower than that for the network business.

Operating expenses were RMB91.6 million ($14.6 million) for the nine months ended September 30, 2012, representing a 24.6% increase from RMB73.5 million for the nine months ended September 30, 2011, which was primarily due to the consolidation of the financial results of Chang’an Hospital in the third quarter of 2012.

As a result, operating income was RMB149.2 million ($23.7 million) for the nine months ended September 30, 2012, representing a 0.9% increase from RMB147.8 million for the nine months ended September 30, 2011.

Income tax expense was RMB38.6 million ($6.1 million) for the nine months ended September 30, 2012, as compared to RMB39.5 million for the nine months ended September 30, 2011. The effective tax rate for the nine months ended September 30, 2012 was 27.3%, as compared to 28.6% for the first nine months of 2011, primarily attributable to the lower effective tax rate of Chang’an Hospital.

As a result, net income was RMB102.8 million ($16.4 million) for the nine months ended September 30, 2012, representing a 4.2% increase from RMB98.7 million for the nine months ended September 30, 2011.

Basic and diluted earnings per ADS for the nine months ended September 30, 2012 were both RMB2,20 ($0.35), representing a 5.8% increase from the basic and diluted earnings per ADS of RMB2.04 for nine months ended September 30, 2011.

Revenue Outlook for Fourth Quarter 2012

Based on the current market and operating conditions, planned business expansion, and estimated patient volume from Chang’an Hospital, Concord Medical estimates total net revenues for the fourth quarter of 2012 to be between RMB193 million and RMB210 million, including net revenues from the network business to be between RMB105 million to RMB115 million and net revenues from the hospital business to be between RMB88 million and RMB95 million.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call Information

Concord Medical will hold an earnings conference call at 8:00 a.m. Eastern Standard Time (New York) on November 21, 2012, which is also 9:00 p.m. in Beijing and Hong Kong on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free: 1-866-519-4004

International: 65 67239381

U.K. Toll Free: 08082346646

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free: 1 646 254 3697

International: 1 855 452 5696

Passcode: 64801557

A live webcast of the conference call will be available on the investor relations section of the Company’s website at http://ir.concordmedical.com. A replay of the webcast will be available for one month.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of September 30, 2012, the Company operated a network of 134 centers with 75 hospital partners that spanned 53 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange losses and other expense income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

Solebury Communications

In China:

Ms. Vickie Zhao

CCM@soleburyir.com

(+86) 10 6563-0288 (ext. 801)

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230

Notes

(a) This news release contains translations of certain renminbi (“RMB”) amounts into U.S. dollars at specified rates solely for the convenience of the reader and do not represent the Company’s financial performance in US dollars, since its presentation currency is RMB, the currency of the People’s Republic of China. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 30, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(b) Non-GAAP net income is defined in this news release as net income excluding share-based compensation expenses. Share-based compensation was RMB2.3 million ($0.36 million) in the third quarter 2012 and RMB2.2 million in the third quarter 2011.

(c) Adjusted EBITDA is defined in this news release as net income plus interest expense, income taxes, depreciation and amortization, share-based compensation expenses, and other adjustments, including foreign exchange gains or losses and other (expense) income.

Concord Medical Services Holdings Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2011 (*)	September 30, 2012
	RMB	RMB	US$
ASSETS
Current assets
Cash	219,078	294,051	46,788
Restricted cash, current portion	2,512	57,668	9,176
Held-to-maturity securities	100,466	—	—
Time deposits with original maturities exceeding three months	50,372	29,970	4,769
Accounts receivable	244,189	211,662	33,678
Inventories	1,364	20,505	3,263
Prepayments and other current assets	60,266	62,015	9,867
Net investments in direct financing leases, current portion	49,821	67,635	10,762
Deferred tax assets, current portion	5,589	4,705	749

Total current assets	733,657	748,211	119,052

Non-current assets
Property, plant and equipment, net	1,068,703	1,425,173	226,765
Goodwill	—	229,360	36,494
Acquired intangible assets, net	129,018	229,456	36,510
Deposits for non-current assets	207,287	230,248	36,636
Net investments in direct financing leases, non-current portion	97,262	132,012	21,005
Deferred tax assets, non-current portion	20,866	17,898	2,848
Equity method investments	540	660	105
Other non-current assets	86,731	92,408	14,703
Restricted cash, non-current portion	22,012	—	—
Prepaid land lease payments	27,370	90,756	14,441

Total non-current assets	1,659,789	2,447,971	389,507

Total assets	2,393,446	3,196,182	508,559

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	15,000	43,799	6,969
Long-term bank borrowings, current portion	77,479	147,873	23,528
Accounts payable	2,170	129,255	20,566
Accrual for purchase of property, plant and equipment	13,294	35,633	5,670
Obligations under capital leases, current portion	3,582	2,987	475
Accrued expenses and other liabilities	59,097	105,419	16,774
Income tax payable	20,936	24,885	3,960
Deferred revenue, current portion	13,115	16,596	2,641
Contingent business acquisition consideration	11,999	—	—
Total current liabilities	216,672	506,447	80,583

Non-current liabilities
Long-term bank borrowings, non-current portion	108,700	275,986	43,913
Deferred revenue, non-current portion	6,839	3,776	601
Obligations under capitalized leases, non-current portion	2,289	400	64
Lease deposits	2,000	2,000	318
Deferred tax liabilities, non-current portion	18,850	61,633	9,807

Total non-current liabilities	138,678	343,795	54,703

Total liabilities	355,350	850,242	135,286

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasuary stock	(1)	(4)	(1)
Additional paid-in capital	2,551,877	2,522,193	401,315
Accumulated other comprehensive loss	(17,595)	(17,207)	(2,738)
Accumulated deficit	(599,886)	(501,016)	(79,719)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,934,500	2,004,071	318,874
Non-controlling interests	103,596	341,869	54,399

Total equity	2,038,096	2,345,940	373,273

Total liabilities and equity	2,393,446	3,196,182	508,559

(*)	Amounts for the year ended December 31, 2011 were derived from the December 31, 2011 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands, except for per ADS data)

	For The Three Months Ended
	September 30, 2011 (*)	September 30, 2012
	RMB	RMB	US$
Revenue, net of business tax, value-added tax and related surcharges
Network	124,723	114,341		18,193
Hospital	—	91,722		14,594

Total net revenues	124,723	206,063		32,787

Cost of revenues
Network	(41,799)	(44,296)		(7,048)
Hospital	—	(77,094)		(12,267)

Total cost of revenues	(41,799)	(121,390)		(19,315)
Gross profit	82,924	84,673		13,472

Operating expenses

Selling expenses	(8,422)	(17,745)		(2,823)
General and administrative expenses	(16,626)	(13,365)		(2,127)
Other operating income	—	1,433		228

Operating income	57,876	54,996		8,750
Interest expenses	(1,312)	(3,599)		(573)
Foreign exchange loss	(3,682)	(135)		(21)
Loss from disposal of property, plant and equipment	—	(161)		(26)
Interest income	2,617	1,188		189
Other (expense) income	(519)	102		16

Income before income taxes	54,980	52,391		8,335
Income tax expenses	(16,642)	(12,920)		(2,056)
Net income	38,338	39,471		6,279

Net income attributable to noncontrolling interests	1,234	1,832		291

Net income attributable to ordinary shareholders	37,104	37,639		5,988

Earnings per ADS
Basic /Diluted	0.81	0.82		0.13

Weighted average number of ADS outstanding:
Basic /Diluted	47,451,177	45,795,431		45,795,431

Other comprehensive (loss) income, net of tax
Foreign currency translation	(615)	176		28
Total other comprehensive (loss) income, net of tax	(615)	176		28

Comprehensive income	37,723	39,647		6,307

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands except for per ADS data, unaudited)

	For the three months ended September 30, 2011			For the three months ended September 30, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating income	57,876	2,200	60,076	54,996	2,279	57,275
Net income	38,338	2,200	40,538	39,471	2,279	41,750
Basic earnings per ADS	0.81	0.05	0.86	0.82	0.05	0.87
Diluted earnings per ADS	0.81	0.05	0.86	0.82	0.05	0.87

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended September 30, 2011	For the three months ended September 30, 2012
Net income	38,338	39,471
Interest (income) expenses, net	(1,305)	2,411
Income tax expenses	16,642	12,920
Depreciation and amortization	32,870	43,839
Share-based compensation	2,284	2,279
Other adjustments	4,201	194

Adjusted EBITDA	93,030	101,114

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses, loss from disposal of property, plant and equipment and other (expense) income.